UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHEMOCENTRYX, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

 16383L106(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16383L106	SCHEDULE 13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,343,492
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,343,492
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,343,492 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% of the shares of Common Stock (2)
14	TYPE OF REPORTING PERSON CO

Footnotes:

(1)       Shares held of record by Glaxo Group Limited, a wholly owned subsidiary of the Reporting Person, issued as of  February 13, 2012.

(2)       Based on 42,594,905 shares of Common Stock as of April 17, 2013.

CUSIP No. 16383L106	SCHEDULE 13D/A	Page 3 of 7

This Amendment No. 1 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on February 23, 2012 (the “Original Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of ChemoCentryx, Inc., a Delaware corporation (the “Issuer”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.         Identity and Background.

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule 1 in its entirety, and replacing it with Schedule 1 attached hereto.

Item 5.         Interest in Securities of the Issuer.

The response set forth in the first paragraph of Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) GlaxoSmithKline plc beneficially owns 7,343,492 shares of Common Stock, issued as of February 13, 2012, which represents 17.2% of the 42,594,905 shares of Common Stock outstanding as of April 17, 2013.  The Issuer issued an additional 5,750,000 shares of Common Stock on April 17, 2013.

CUSIP No. 16383L106	SCHEDULE 13D/A	Page 4 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GLAXOSMITHKLINE PLC

/s/ Victoria A. Whyte
By: Victoria A. Whyte Title: Company Secretary

CUSIP No. 16383L106	SCHEDULE 13D/A	Page 5 of 7

 SCHEDULE I

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Global Research & Development and Vaccines	Moroccan, Belgian & US

Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Sir Crispin Davis*	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

CUSIP No. 16383L106	SCHEDULE 13D/A	Page 6 of 7

Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Jing Ulrich	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Hans Wijers	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch
*Sir Crispin Davis will not stand for re-election at the Annual General Meeting on May 1, 2013.

Corporate Executive Team

Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Global Research & Development and Vaccines	Moroccan, Belgian & US

CUSIP No. 16383L106	SCHEDULE 13D/A	Page 7 of 7

Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Governance, Ethics and Assurance	British

Deirdre Connelly	1600 Vine Street, Philadelphia, PA 19102	President, North America Pharmaceuticals	US

Abbas Hussain	150 Beach Road 22-00 Gateway West 189720 Singapore	President, Europe & Emerging Markets & Asia Pacific	British

William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President, Core Business Services & Chief Information Officer	US

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Christophe Weber	Avenue Fleming, 20 B-1300 Wavre Belgium	President, Vaccines	French

Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British

Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications	British

Daniel Troy	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President & General Counsel	US

Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Consumer Healthcare Worldwide	British

Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	British